                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                 HealthAxis Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74382 10 7
                      -------------------------------------
                                 (CUSIP Number)

                                 Gregory T. Mutz
                                      UICI
                          4001 McEwen Drive, Suite 200
                               Dallas, Texas 75244
                                 (972) 392-6700

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 1, 2002
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  74382 10 7                                    PAGE  2  of  10   PAGES
           ----------                                         ---    ---

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            UICI
            75-2044750

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [ ]
                                                                        (b)  [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

            00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E)                                                        [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                         7  SOLE VOTING POWER

       NUMBER OF                     24,989,777
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER
       OWNED BY
         EACH
       REPORTING                     -0-
        PERSON
         WITH            9  SOLE DISPOSITIVE POWER


                                     24,989,777

                         10 SHARED DISPOSITIVE POWER

                                     -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            24,989,777

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45.9%

14 TYPE OF REPORTING PERSON

            CO

                                  SCHEDULE 13D

CUSIP NO.  74382 10 7                                    PAGE  3  of  10   PAGES
           ----------                                         ---    ---

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The MEGA Life and Health Insurance Company
            FEIN 59-2213662

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [ ]
                                                                        (b)  [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

            00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                                     [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Oklahoma

                         7  SOLE VOTING POWER

       NUMBER OF                     3,557,179
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER
       OWNED BY
         EACH                        -0-
       REPORTING
        PERSON           9  SOLE DISPOSITIVE POWER
         WITH
                                     3,557,179

                         10 SHARED DISPOSITIVE POWER

                                     -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,557,179

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%

14 TYPE OF REPORTING PERSON

            CO

                                  SCHEDULE 13D

CUSIP NO. 74382 10 7                                          Page 4 of 10 Pages

         This Amendment No. 2 (this "Amendment") is being filed to a Schedule 13D dated February 5, 2001 and amended February 7, 2001 by UICI, The MEGA Life and Health Insurance Company ("MEGA") and UICI Sub I, Inc.

ITEM 1.  SECURITY AND ISSUER

         Common Stock
         $0.10 par value per share ("Common Stock")

         HealthAxis Inc. (the "Issuer")
         2500 DeKalb Pike
         East Norriton, Pennsylvania 19401

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended to eliminate UICI Sub I, Inc. as a person filing this Amendment.

         Appendix A contains the information called for by Items 2-6 of Schedule 13D for the executive officers and directors of each of UICI and MEGA. MEGA is a wholly owned subsidiary of UICI.

         TO THE EXTENT THAT THIS INFORMATION PREVIOUSLY SET FORTH IN ITEM 2 HAS NOT CHANGED, IT CAN BE DELETED FROM THIS AMENDMENT.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the terms of the Voting Trust Agreement (as defined below in Item 4) and the Founder's Voting Trust Agreement (as defined below in Item 4), shares of Common Stock reverted to UICI. UICI did not provide any additional consideration for such shares of Common Stock.

         In addition to the Common Stock received by UICI described above, upon the consummation of the merger on January 29, 2001 of HealthAxis.com, Inc., a Pennsylvania corporation ("HealthAxis"), with and into HealthAxis Acquisition Corp., a Pennsylvania corporation, UICI received two Stock Purchase Warrants (the "Warrants") in exchange for the Stock Purchase Warrants of HealthAxis that UICI had acquired previously. The Warrants are convertible into shares of Common Stock at an exercise price of $4.40 per share and $12.00 per share, respectively.

         As discussed below, UICI exchanged certain securities of the Issuer for different securities of the Issuer. See a description of such transactions as described in Item 4 for the type and amount of consideration provided.

ITEM 4.  PURPOSE OF TRANSACTION

         Reversion of Voting Trust Shares of Common Stock

         On July 31, 2000, UICI entered into that certain Amended and Restated Voting Trust Agreement (the "Voting Trust Agreement") pursuant to which UICI deposited shares of common stock of HealthAxis.com, Inc. ("HealthAxis") into a Voting Trust (the "Voting Trust"). Upon the completion of the Merger each of those securities were converted 8,851,714 shares of Common Stock. On November 7, 2001, the Voting Trust was terminated and all of the 8,851,714 shares of Common Stock reverted to UICI.

CUSIP NO. 74382 10 7                                          Page 5 of 10 Pages

         Proxy Agreement

         Effective November 7, 2001, for the sole purpose of electing directors to the board of directors of the Issuer, UICI appointed as its proxies the board of directors of the Issuer, with power to vote 33-1/3% of the number of shares of Common Stock held of record from time to time by UICI, with such proxies to vote such in favor of the nominees that a majority of the directors of the Issuer shall have recommended stand for election. The authority granted to such proxies will terminate at the earlier to occur of (i) November 7, 2011, (ii) such date as UICI beneficially holds less than 25% of the outstanding shares of common stock of the Issuer on a fully diluted basis, (iii) such date as any person or persons acting as a "group" beneficially holds a greater percentage of the outstanding shares of Common Stock on a fully diluted basis than the percentage beneficially owned by UICI or (iv) the filing by the Issuer of a voluntary petition in bankruptcy or the filing by a third party of an involuntary petition in bankruptcy with respect to the Issuer.

         Reversion of Founders Program Voting Trust Shares of Common Stock

         UICI established and sponsored the Insurdata Founder's Program pursuant to which UICI had granted options to purchase shares of common stock of Insurdata Incorporated ("Insurdata"), which were owned at the time by UICI, to certain employees of Insurdata. Insurdata was a wholly owned Texas corporation subsidiary of UICI which merged with and into HealthAxis. UICI reserved an appropriate amount of Insurdata common stock to be distributed upon the exercise of such options.

         Immediately prior to the merger of Insurdata and HealthAxis, UICI established the Founders Program Voting Trust pursuant to a Voting Trust Agreement dated January 7, 2000 (the "Founder's Voting Trust Agreement"). In that merger, the Founder's Voting Trust received shares of HealthAxis common stock in exchange for the Insurdata common stock. Upon the consummation of the Merger, the HealthAxis common stock held in the Founder's Voting Trust was converted into shares of Common Stock. As of December 31, 2001, 541,847 shares of Common Stock had reverted to UICI in accordance with the terms of the Founder's Voting Trust Agreement.

         Termination of Outsourcing Agreement

         Pursuant to the terms of an Information Technology Services Agreement, amended and restated as of January 3, 2000 (the "Services Agreement"), the Issuer formerly provided information systems and software development services (including administration of UICI's computer data center) to UICI and its insurance company affiliates at the Issuer's cost of such services (including direct costs of the Issuer personnel dedicated to providing services to UICI plus a portion of the Issuer's overhead costs) plus a 10% mark-up. The Services Agreement had an initial five-year term ending on January 3, 2005, which was subject to extension by UICI. The Services Agreement was terminable by UICI or the Issuer at any time upon not less than 180 days' notice to the other party.

         Effective June 15, 2002, UICI and the Issuer terminated the Services Agreement. As part of the termination arrangement, UICI made a one-time payment to the Issuer in the amount of $6.5 million and tendered 500,000 shares of Common Stock to the Issuer.

         Exchange of Debentures for Preferred Stock

         On July 31, 2002, UICI exchanged the $1.67 million principal amount of the Issuer's 2% convertible debentures (the "2% Debentures") for cash in the amount of $243,000 and 1,424 shares of a newly authorized series of the Issuer's 2% convertible preferred stock (the "Preferred Stock"), which preferred stock has a stated liquidation value of $1,000 per share. The Preferred Stock is convertible into 542,477 shares of Common Stock at a conversion price per share of $2.625.

CUSIP NO. 74382 10 7                                          Page 6 of 10 Pages

         The 2% Debentures had been convertible into 185,185 shares of Common Stock at a conversion price of $9.00 per share.

         Resignation of Directors

         On November 7, 2001, Gregory T. Mutz and Patrick J. McLaughlin, UICI's nominees to the Board of Directors of the Issuer, resigned as directors of the Issuer.

         TO THE EXTENT THAT ANY OTHER INFORMATION CONTAINED IN ITEM 4 HAS NOT CHANGED, IT CAN BE DELETED FROM THIS AMENDMENT.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         THE FOLLOWING INFORMATION IS FROM AMENDMENT NO. 1 TO THE SCHEDULE 13D FILED FEBRUARY 7, 2002. IT SHOULD BE UPDATED TO THE PRESENT AND SHOULD INCLUDE ALL OF THE PERSONS WHO ARE NOW LISTED IN ITEM 2, EITHER IN THE INITIAL FILING ASSUMING THEY HAVE NOT BEEN DELETED BY THIS FILING OR THROUGH THE ADDITION OF NEW PERSONS IN THIS FILING. TO THE EXTENT THAT THIS INFORMATION HAS NOT CHANGED, IT CAN BE DELETED FROM THIS AMENDMENT.

         (a) The following table sets forth the beneficial ownership of each person named in Item 2. The number of shares of Common Stock beneficially owned in total represents the number of shares of Common Stock the person beneficially owns in addition to the number of shares of Common Stock for which the Warrants or Debentures beneficially owned by the person are convertible. The number of shares of Common Stock beneficially owned through rights to acquire represents the number of shares of Common Stock for which the Warrants or Debentures beneficially owned by the person are convertible. The percentage of shares owned assumes, with respect to each person, that all Warrants or Debentures beneficially owned by the person are converted for shares of Common Stock and that no other convertible security of the Issuer held by other persons are converted into shares of Common Stock.

                   Shares of Common Stock    Shares of Common Stock Beneficially
                       Beneficially                      Owned                    Percent of All
         Person         Owned (Total)              (Rights to Acquire)                 Shares
         ------    ----------------------    -----------------------------------   --------------
         UICI            24,989,777                      764,873                        45.9%
         MEGA             3,557,179                            0                         6.5%

         (b) The following table indicates, for each person listed in the above table, the number of shares of Common Stock beneficially owned as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the disposition.

                      Sole Voting                          Sole Dispositive   Shared Dispositive
         Person         Power       Shared Voting Power         Power              Power
         ------       -----------   -------------------    ----------------   ------------------
         UICI         24,989,777           0                 24,989,777               0
         MEGA          3,557,179           0                  3,557,179               0

CUSIP NO. 74382 10 7                                          Page 7 of 10 Pages

         MEGA is a wholly-owned subsidiary of UICI. UICI beneficially owns all of the shares of Common Stock owned by MEGA, and UICI has the sole voting power and sole dispositive power over such shares of Common Stock.

         (c) Since the filing of Amendment No. 1 on February 7, 2001, UICI has entered into the following transactions with respect to the Common Stock.

         o On July 10, 2001, UICI acquired 7,863 shares of Common Stock at a price per share of $2.14 as the payment of interest due to UICI pursuant to a Debenture issued to UICI by the Issuer.

         o On July 10, 2001, UICI acquired 11,439 shares of Common Stock at a price per share of $1.45 as the payment of interest due to UICI pursuant to a Debenture issued to UICI by the Issuer.

         o On July 24, 2001, UICI acquired 354,844 shares of Common Stock at a price per share of $1.13 upon the termination Dennis Maloney's employment with the Issuer. Mr. Maloney was previously employed by Insurdata.

         o On January 1, 2002 UICI acquired 22,631 shares of Common Stock at a price per share of $0.74 as the payment of interest due to UICI pursuant to a Debenture issued to UICI by the Issuer.

         o On June 15, 2002, UICI tendered 500,000 shares of Common Stock to the Issuer in connection with the termination of the Services Agreement. See Item 4 for a description of such transaction.

         o On July 2, 2002, UICI acquired 27,435 shares of Common Stock at a price per share of $0.6025 as the payment of interest due to UICI pursuant to a Debenture issued to UICI by the Issuer.

         o On July 31, 2002, UICI acquired 1,424 shares of the Preferred Stock, which is convertible into 542,477 shares of Common Stock at a conversion price per share of $2.625.

              On July 31, 2002, UICI exchanged the 2% Debentures, which were convertible into 185,185 shares of Common Stock, in partial consideration of the acquisition of the Preferred Stock.

              See Item 4 for a description of the transaction in which such exchange occurred.

         o See Item 4 for a description of the transactions involving shares of Common Stock that reverted to UICI from the Voting Trust and the Founder's Plan Voting Trust.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the persons listed in the above tables.

         (e) UICI Sub I, Inc. ceased to be 5% beneficial owner of the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Warrant

         On January 29, 2001, UICI was issued the Warrants in exchange for the HealthAxis Stock Purchase Warrants previously purchased by UICI. The Warrant may be exercised at any time up to and including March 30, 2004. The Warrants provides that UICI may purchase up to 200,000 and 10,005 shares of Common Stock at an exercise price of $4.40 and $12.00 per share, subject to adjustment, respectively. The

CUSIP NO. 74382 10 7                                          Page 8 of 10 Pages

         exercise price may be adjusted for the following: (i) stock dividends stock splits and reverse stock splits; (ii) rights offerings, the issuance of certain options, warrants and other securities convertible into Common Stock; and (iii) the issuance or granting of subscription rights. A copy of the Warrant is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

         Voting Trust

         On November 7, 2001 the Voting Trust was terminated.

         Proxy Agreement

         Effective November 7, 2001, for the sole purpose of electing directors to the board of directors of the Issuer, UICI appointed as its proxies the board of directors of the Issuer, with power to vote 33-1/3% of the number of shares of Common Stock held of record from time to time by UICI, with such proxies to vote such in favor of the nominees that a majority of the directors of the Issuer shall have recommended stand for election. The authority granted to such proxies will terminate at the earlier to occur of (i) November 7, 2011, (ii) such date as UICI beneficially holds less than 25% of the outstanding shares of common stock of the Issuer on a fully diluted basis, (iii) such date as any person or persons acting as a "group" beneficially holds a greater percentage of the outstanding shares of Common Stock on a fully diluted basis than the percentage beneficially owned by UICI or (iv) the filing by the Issuer of a voluntary petition in bankruptcy or the filing by a third party of an involuntary petition in bankruptcy with respect to the Issuer.

         TO THE EXTENT THAT ANY OTHER INFORMATION CONTAINED IN ITEM 6 HAS NOT CHANGED, IT CAN BE DELETED FROM THIS AMENDMENT.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT A  -- Shareholders' Agreement, dated September 26, 2001, by and among HealthAxis Inc., UICI, Michael Ashker and Alvin H. Clemens

         EXHIBIT B  -- Amended and Restated Registration Rights Agreement, dated
                       January 29, 2001, among HealthAxis Inc. and certain investors

         EXHIBIT C  -- Registration Rights Agreement, dated January 7, 2000, by and between HealthAxis Inc. (as successor by merger to HealthAxis.com, Inc.) and UICI

         EXHIBIT D  -- HealthAxis Inc. 2% Convertible Debenture

         EXHIBIT E  -- HealthAxis Inc. Stock Purchase Warrants

         EXHIBIT F  -- Voting Trust Agreement, dated January 7, 2000, among
                       UICI and Michael Ashker, Alvin H. Clemens, Edward W. LaBaron, Jr. and Henry Hager as trustees

         EXHIBIT G  -- Amendment No. 1, dated as of November 7, 2001, to the
                       Amended and Restated Voting Trust Agreement, dated as of July 31, 2000 (the "Voting Trust Agreement"), among UICI and Michael Ashker, Edward W. LeBaron, Jr. and
                       Dennis B. Maloney as Trustees (the "Trustees").

CUSIP NO. 74382 10 7                                          Page 9 of 10 Pages

         EXHIBIT H  -- Proxy Agreement, dated November 7, 2001, between UICI and Healthaxis Inc.

         EXHIBIT I  -- Agreement to File Joint Statement on Schedule 13D

CUSIP NO. 74382 10 7                                         Page 10 of 10 Pages



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This statement may be executed in multiple counterparts, each of which shall constitute an original.

August 22, 2002
------------------
     Date

UICI

By:     /s/ MARK D. HAUPTMAN
       ----------------------------------
Name:  Mark D. Hauptman
Title: Vice President and Chief Financial
       Officer

The MEGA Life and Health Insurance Company

By:     /s/ CONNIE PALACIOS
       ----------------------------------
Name:  Connie Palacios
Title: Treasurer

                                   APPENDIX A

Capitalized terms used but not defined herein shall have the respective meanings assigned such terms in the joint Schedule 13D of UICI and MEGA and Sub I, to which this is attached as Appendix A.

Information regarding the number and percentage of Common Stock beneficially owned by any person assumes that the entire Debenture or Warrant beneficially owned by such person is converted into or exercised for Common Stock and that no other debenture or warrant beneficially owned by other persons is converted into or exercised for Common Stock.

Beneficial ownership reported for the persons listed in this Appendix A does not include Common Stock which any such person may be deemed to beneficially own by virtue of such person's relationship with UICI and such person's or UICI's relationships with the Subsidiaries.

(a) EXECUTIVE OFFICERS AND DIRECTORS OF UICI. Set forth below are the name and positions held of each director and executive officer of UICI. References to persons listed below include persons sharing beneficial ownership of Common Stock with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with UICI.

         All persons listed below are U.S. citizens. During the last five years, to the best knowledge of UICI, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ronald L. Jensen           Chairman of the Board and President of
                                    Specialized Investment Risks, Inc., Hurst
                                    Texas and Chairman of the Board of Directors of UICI

                                    Mr. Jensen's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244.

         Gregory T. Mutz            Director, President and Chief Executive
                                    Officer and Director and executive officer of insurance subsidiaries of UICI

                                    Mr. Mutz's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244.

         Richard T. Mockler         Director
                                    Retired, Former Partner with Ernst & Young,
                                    Dallas, Texas

                                    Mr. Mockler's address for purposes of this
                                    Schedule 13D is 1444 Greathouse Road,
                                    Waxahachie, Texas 75167

         Patrick J. McLaughlin      Director
                                    President, Emerald Capital Group, Ltd.,
                                    Rosemont, Pennsylvania 19010

                                    Mr. McLaughlin's address for purposes of this Schedule 13D is 100 Chetwynd Drive, Suite 202, Rosemont, Pennsylvania 19010

         Stuart D. Bilton           Director
                                    President, Chicago Trust Company, Chicago,
                                    Illinois 60601

                                    Mr. Bilton's address for purposes of this
                                    Schedule 13D is 171 N. Clark Street,
                                    Chicago, Illinois 60601

         Thomas P. Cooper           Director
                                    President and CEO OnCall Healthcare
                                    Communications, San Diego, California

                                    Mr. Cooper's address for purposes of this
                                    Schedule 13D is 3890 Murphy Canyon Road,
                                    Suite 200, San Diego, California 92123

         Glenn W. Reed              Director, Executive Vice President and
                                    General Counsel (also Director and Executive
                                    Officer of Insurance Subsidiaries of UICI)

                                    Mr. Reed's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244

         William J. Gedwed          Director or UICI and President and Chief
                                    Executive Officer of National Motor Club of
                                    America, Inc.

                                    Mr. Gedwed's address for purposes of this
                                    Schedule 13D is 6500 Beltine, Suite 200,
                                    Irving, Texas 75063

         Mark D. Hauptman           Vice President and Chief Financial Officer

                                    Mr. Hauptman's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244

         To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of Schedule 13D.

(b) EXECUTIVE OFFICERS AND DIRECTORS OF THE MEGA LIFE AND HEALTH INSURANCE COMPANY. Set forth below are the name and positions held of each director and executive officer of MEGA. References to persons listed below include persons sharing beneficial ownership of Common Stock with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with MEGA.

         All persons listed below are U.S. citizens. During the last five years, to the best knowledge of UICI and MEGA, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Gregory T. Mutz            Chairman of the Board

                                    Mr. Mutz's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244.

         Glenn W. Reed              Director and Vice President

                                    Mr. Reed's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244.

         Robert B. Vlach            Director, Vice President, Assistant
                                    Secretary and General Counsel

                                    Mr. Vlach's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244.

         Steven K. Arnold           Director and Vice President

                                    Mr. Arnold's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244.

         Emmanuel J. Pendola        Director and Vice President

                                    Mr. Pendola's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244.

         Mark D. Hauptman           Director and Vice President

                                    Mr. Hauptman's address for purposes of this
                                    Schedule 13D is 9151 Grapevine Highway,
                                    Richland Hills, Texas 76140.

         Phillip J. Myhra           Director, President, Chief Executive
                                    Officer and Chief Actuary

                                    Mr. Myhra's address for purposes of this
                                    Schedule 13D is 9151 Grapevine Highway,
                                    Richland Hills, Texas 76140.

         James N. Plato             Director and Executive Vice President

                                    Mr. Plano's address for purposes of this
                                    Schedule 13D is 1331 West Memorial Rd.,
                                    Suite 112, Oklahoma City, Oklahoma 73114

         Connie Palacios            Treasurer and Controller

                                    Ms. Palacios's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244.

         Peggy G. Simpson           Secretary

                                    Ms. Simpson's address for purposes of this
                                    Schedule 13D is 4001 McEwen Drive, Suite
                                    200, Dallas, Texas 75244.

         To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of Schedule 13D.

                                  EXHIBIT INDEX


         EXHIBIT A        --        Shareholders' Agreement, dated September 26,
                                    2001, by and among HealthAxis Inc., UICI,
                                    Michael Ashker and Alvin H. Clemens
                                    (Incorporated by reference to exhibit 99.2
                                    to the Issuer's Registration Statement on
                                    Form S-4 (No. 333-30256))

         EXHIBIT B        --        Amended and Restated Registration Rights
                                    Agreement, dated January 29, 2001, among
                                    HealthAxis Inc. and certain investors
                                    (Incorporated by reference to exhibit 10.2
                                    to the Issuer's Periodic Report on Form 8-K
                                    filed October 10, 2000)

         EXHIBIT C        --        Registration Rights Agreement, dated January
                                    7, 2000, by and between HealthAxis Inc. (as
                                    successor by merger to HealthAxis.com, Inc.)
                                    and UICI (Incorporated by reference to
                                    exhibit 99.10 to the Issuer's Periodic
                                    Report on Form 8-K filed September 13, 1999)

         EXHIBIT D        --        HealthAxis Inc. 2% Convertible Debenture
                                    (Incorporated by reference to exhibit 10.2
                                    to the Issuer's Periodic Report on Form 8-K
                                    filed October 10, 2000)

         EXHIBIT E        --        HealthAxis Inc. Stock Purchase Warrant
                                    (Incorporated by reference to exhibit 10.2
                                    to the Issuer's Periodic Report on Form 8-K
                                    filed October 10, 2000)

         EXHIBIT F        --        Voting Trust Agreement, dated January 7,
                                    2000, among UICI and Michael Ashker, Alvin
                                    H. Clemens, Edward W. LaBaron, Jr. and Henry
                                    Hager as trustees (Incorporated by reference
                                    to exhibit 99.5 to the Issuer's Periodic
                                    Report on Form 8-K filed September 13, 1999)

         EXHIBIT G        --        Amendment No. 1, dated as of November 7,
                                    2001, to the Amended and Restated Voting
                                    Trust Agreement, dated as of July 31, 2000
                                    (the "Voting Trust Agreement"), among UICI
                                    and Michael Ashker, Edward W. LeBaron, Jr.
                                    and Dennis B. Maloney as Trustees (the
                                    "Trustees").

         EXHIBIT H        --        Proxy Agreement, dated November 7, 2001,
                                    between UICI and Healthaxis Inc.

         EXHIBIT I        --        Agreement to File Joint Statement on
                                    Schedule 13D(Incorporated by reference to
                                    exhibit H to the original filing of this
                                    Schedule 13D on February 5, 2001)